Exhibit 99.4

PRESS RELEASE

TotalEnergies Steps up Sustainable Aviation Fuel
Production at Grandpuits

Paris, June 7, 2023– Ahead of the Paris Air Show held in Le Bourget, TotalEnergies is stepping up production of sustainable aviation fuel (SAF) and low carbon energies of its Grandpuits site. These investments reflect the Company’s ambition to develop low carbon energies and the circular economy, and consist of:

•	The doubling of SAF production at Grandpuits, bringing the site’s annual production capacity to 285,000 tons, i.e. more than double the capacity announced in 2020. This new investment responds to the gradual increase in minimum SAF shares mandated by the EU, and set at 6% for 2030.

•	The development of low carbon energies at the Grandpuits zero-crude platform, with the construction of a biomethane production unit with annual capacity of 80 gigawatthours (GWh), equivalent to the annual demand of 16,000 people. It will be supplied with organic waste from the biorefinery, and will prevent the emission of almost 20,000 tons of CO2 every year. The unit strengthens TotalEnergies’ position as leader in biogas production in France.

"The zero-crude platform at Grandpuits will be a major French site for the production of sustainable aviation fuel, which is the most effective solution for immediately cutting CO2 emissions from air transport. These new projects further strengthen the site’s conversion, toward sustainability, decarbonization and the circular economy," said Bernard Pinatel, President, Refining & Chemicals at TotalEnergies.

The Company has also noted the decision taken by its partner Corbion not to pursue the bioplastic production project, owing to increased costs. In the light of the new investments announced today and others to come, TotalEnergies confirms the maintenance of 250 jobs at the site, in line with the commitments it made in September 2020.

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TotalEnergies and Sustainable Aviation Fuels

TotalEnergies is developing Sustainable Aviation Fuels (SAF). These are biofuels produced from waste and residues from the circular economy (animal fats, used cooking oils, etc.) and "e-jets", synthetic fuels for aviation. These sustainable aviation fuels will significantly reduce CO2 emissions from air transport.

TotalEnergies and biogas

TotalEnergies is a leading company in the European biogas segment with production capacity of 1.1 TWh. The Company aims to become a major player in the international market by joining forces with leading partners such as Clean Energy, Veolia, and Ductor. It is active across the entire value chain, from project development to marketing of this renewable gas and its byproducts, including biofertilizers and bioCO2. TotalEnergies aims to produce 20 TWh per year by 2030, equivalent to the average annual gas demand of four million French consumers and a reduction in CO2 emissions of around four million tons.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l@TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).